Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

October 17, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Growth eREIT VII, LLC Offering Statement on Form 1-A Response dated August 29, 2024 File No. 024-12362

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Fundrise Growth eREIT VII, LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 13, 2024 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A filed with the Commission on November 22, 2023 (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s comments have been reproduced in bold italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement, as amended.

1.	We acknowledge your response to our prior comments. Please update the analysis provided regarding whether the company, (ii) SFR JV I, LLC, and (iii) SFR JV II, LLC meet the definition of an “investment company” under Section 3(a)(1)(A) and Section 3(a)(1)(C) of the Investment Company Act of 1940 (the “Investment Company Act”) to ensure that all relevant data and calculations are provided as of the most recent fiscal quarter end.

The information was provided as of December 31, 2023 because as a Regulation A issuer the Company is only required to file annual and semi-annual periodic reports. The Company is not required to file quarterly reports or present quarterly financial information. The asset and income composition underlying the Section 3(a)(1)(C) analysis did not change materially in either 2022 or 2023 and has not changed materially in the first half of 2024.

2.	We understand that Fundrise Real Estate Interval Fund, LLC (the “Interval Fund”) holds 90% and 95% of the interests in SFR JV I, LLC and SFR JV II, LLC (the “SFR JVs”), respectively, and that the Interval Fund is an “investment company” within the meaning of the Investment Company Act. Please confirm whether the interests in the SFR JVs held by the Interval Fund are “investment securities,” as defined in section 3(a)(2), and explain the basis for your determination.

We confirm that the interests in the SFR JVs held by the Interval Fund are “investment securities.” Please see the Response to Staff Comments on Initial Registration Statement on Form N-2 re: Income eREIT® Interval Fund, LLC (n/k/a Fundrise Real Estate Interval Fund, LLC) (File Nos. 333-231940 and 811-23448) dated September 13, 2019, Comment 5 for detailed analysis of how the Interval Fund meets the definition of an “investment company” under the Investment Company Act, in which the Interval Fund stated, in relevant part:

Investment securities are defined in Section 3(a)(2) to include generally all securities other than government securities and securities issued by “majority-owned subsidiaries” that are not investment companies (and are not relying on the so-called “private investment company” exceptions from the definition of investment company contained in Sections 3(c)(1) or 3(c)(7) of the 1940 Act). A “majority-owned subsidiary” is a company 50% or more of whose outstanding “voting securities” are owned by its parent.

None of the Real Estate Investment Vehicles, other than those wholly owned, will be a majority-owned subsidiary of the Fund because the Fund will not hold “voting securities,” as defined under Section 2(a)(42) of the 1940 Act. The Real Estate Investment Vehicle, in such cases, will be controlled by a third-party sponsor who will provide the day-to-day management of the underlying investment. Certain Real Estate Investment Vehicles may also be controlled by, in addition to the third-party sponsor, an affiliate of the Fund through the grant of decision rights for the Real Estate Investment Vehicles. For either type of Real Estate Investment Vehicle, the Fund will neither hold voting securities of the vehicle nor will the Fund retain decision rights or otherwise exercise control with respect to the vehicle. (citations omitted).

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (617) 570-1039 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ David Roberts

David Roberts

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Benjamin St. Angelo, Senior Corporate Counsel
Rise Companies Corp.

Greg Larkin, Esq.
Goodwin Procter LLP